SKANSKA





Skanska AB

Mail SE-169 83 Solna, Sweden
Street Råsundavägen 2
Phone +46 8 753 88 00
Fax +46 8 755 12 56

Website www.skanska.com
Reg. office Solna
Corp. ID 556000-4615

Public Company (publ)



Three month report, January–March 2006

Group highlights

SEK M	Jan-Mar 2006	Jan-Mar 2005
Revenue	26,803	25,484
of which revenue from divestments of properties in Commercial Project Development	*606*	*1,514*
Operating income	610	1,043
of which gains from divestments of properties in Commercial Project Development	*209*	*480*
of which income from discontinued operations	*-*	*13*
Income after financial items	668	1,099
Profit for the period	494	813
Earnings per share for the period, SEK	1.18	1.94
Capital employed, SEK bn	21.7	22.7
Equity, SEK bn	16.5	17.4
Interest-bearing net receivables (+)/net debt (-), SEK bn	10.7	6.8
Return on capital employed, % [1]	21.1	22.7
Return on equity, % [1]	21.2	22.4
Operating cash flow before change in interest-bearing assets and liabilities	-589	-464
Order bookings, SEK bn [2]	27.4	23.4
Order backlog, SEK bn [2]	129.5	119.0

1 Rolling 12 months
2 Refers to Construction

January-March 2006 compared to January-March 2005

- Revenue amounted to SEK 26.8 billion (25.5). In Construction, revenue rose by 5 percent adjusted for currency rate effects.
- Operating income for the Group amounted to SEK 610 M (1,043).
- During the period, commercial properties with a value of SEK 606 M (1,514) were divested, with gains amounting to SEK 209 M (480).
- Income after financial items amounted to SEK 668 M (1,099).
- Profit for the period amounted to SEK 494 M (813). Earnings per share thus amounted to SEK 1.18 (1.94).
- Interest-bearing net receivables amounted to SEK 10,668 M (6,826).
- Operating cash flow before change in interest-bearing assets and liabilities amounted to SEK -589 M (-464).
- Order bookings amounted to SEK 27.4 billion (23.4). Adjusted for currency rate effects, order bookings rose by 11 percent.

- After the end of the quarter, an agreement was signed on financing Barts and The London, a hospital redevelopment project in the United Kingdom.
- As of today, (April 27) , Skanska has carried out property divestments worth SEK 750 M during the second quarter, with capital gains amounting to SEK 536 M.

For further information, please contact:

Hans Biörck, Executive Vice President and CFO, Skanska AB, telephone +46 8 753 88 00
Anders Lilja, Senior Vice President, Investor Relations, Skanska AB, telephone +46 8 753 88 01
Peter Gimbe, Senior Vice President, Communications, Skanska AB, telephone +46 8 753 88 38 or cell phone +46 70 543 88 38

Comments from Skanska's President and CEO Stuart Graham:

- Earnings in construction and residential development increased over the same period in 2005. The Swedish and Norwegian business units showed good results but the severe winter in central Europe negatively impacted construction margin. In the U.S. order bookings are being impacted by rising inflation in the construction industry, which has the effect of causing affordability issues.
- The residential development business is performing well on the back of a very strong market and we expect to increase new starts in 2006. Our initiative in Denmark will have a positive effect.
- In commercial development, the vacancy rates are slowly decreasing in most of our markets providing some opportunity for new investments. In Q1 two new projects were initiated and we also see the opportunity for additional project starts in Stockholm. And, divestments will continue to yield very good results in 2006.
- Subsequent to the end of Q1 we successfully closed the financing of the long awaited Barts and The London Hospital PFI project. Skanska's investment of SEK 650 M will provide excellent long term value creation and will have the immediate impact of a SEK 13.5 billion construction contract in Q2. We also expect to reach Financial Close in two UK school PFI projects in Q2.

Market outlook

Commercial building construction

The outlook for commercial building construction remains cautiously positive in Skanskas main markets. Retailing is still among the stronger sectors in the Nordic markets. In the American market, the healthcare and educational sectors remain strong. Rising material prices, especially for metal-based products, is having a restraining effect, especially in the American market but also in the U.K. and in Central Europe.

Civil construction

The trend of the Nordic, as well as the Central European civil construction market remain positive. The outlook for civil construction in the U.S. is cautiously positive. Just as in building construction operations the costs of metal-based products in particular are increasing.

Residential construction

Residential construction remains at a high level in Finland, Norway and Denmark. In Sweden, residential construction is increasing. In the Czech Republic, the housing market remains strong but is showing certain early signs of oversupply.

Commercial development

Vacancy rates in modern properties in the Scandinavian and Central European office markets are slowly diminishing. In Scandinavia as well as in Central Europe, there is continued good demand from the investor market for properties with efficient space in the right locations and with high occupancy rates. The return requirements of property investors are falling in all markets where Skanska carries out commercial development, leading to a very good market for divestments.

Infrastructure development

Although a reduction is expected in the number of large hospital projects entering the market, the volume of public-private partnership (PPP) projects in the U.K. is still large. In other markets of importance to Skanska, the supply of projects is more limited.

Order bookings and backlog in Construction, SEK bn


150.0
125.0
100.0
75.0
50.0
25.0
0.0
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06
Order backlog
Order bookings per quarter
Order bookings, rolling 12 month basis
Net sales, rolling 12 month basis

Order bookings

Order bookings rose by 17 percent and amounted to SEK 27.4 billion (23.4). Adjusted for currency rate effects, order bookings rose by 11 percent.

During the first quarter of 2006, Skanska USA Building was awarded an assignment to provide construction management services for a shopping mall project in Michigan. The contract amount is about SEK 440 M. In the Czech Republic, Skanska received two large assignments during the quarter. The first is related to building a section of the new R1 ring road in Prague. Skanska's share of the contract amount totals about SEK 1.3 billion. The second assignment is to construct a section of the D47 highway. The contract amount for this assignment totals SEK 1.1 billion. In Norway, Skanska was contracted to build an office and shopping complex in Kristianstad for about SEK 370 M. Skanska USA Civil also secured a large contract related to reconstruction of Lower Manhattan's infrastructure. Skanska is one of the leading companies in the joint venture that has been contracted to build the new World Trade Center Transportation Hub for commuter rail traffic in the Ground Zero area of New York City. The contract amount, of which Skanska's share is expected to total about SEK 2.7 billion, is being included in order bookings stage by stage as pre-construction work is completed. It is estimated that this will affect order bookings mainly during 2007 and 2008.

Order backlog

Order backlog rose by 9 percent, amounting to SEK 129.5 billion (119.0) at the end of March. Adjusted for currency rate effects, order backlog rose by 3 percent. Order backlog was equivalent to about 13 (13) months of construction.

Revenue and earnings

Performance analysis

SEK M	Jan-Mar 2006	Jan-Mar 2005
Revenue		
Construction	25,422	22,768
Residential Development	1,639	1,429
Commercial Development	702	1,851
Infrastructure Development	24	6
Central and eliminations	-984	-789
Discontinued operations	-	219
Skanska Group	**26,803**	**25,484**
Operating income		
Construction	443	325
Residential Development	142	137
Commercial Development[1]	205	691
Infrastructure Development	-52	-9
Central	-103	-93
Eliminations[1]	-25	-21
Discontinued operations		
-earnings before interest and taxes	-	13
-gains from divestments	-	0
Operating income	**610**	**1,043**
Net interest	48	27
Change in fair value	-7	31
Other net financial items	17	-2
Net financial items	**58**	**56**
Income after financial items	**668**	**1,099**
Taxes	-174	-286
Profit for the period	**494**	**813**
Attributable to		
Equity holders	494	810
Minority interest	0	3
Earnings per share for the period	1.18	1.94
1 Of which gains from divestments of commercial properties reported in Commercial Development	209	476
Eliminations	0	4

Revenue totaled SEK 26.8 billion (25.5). Adjusted for currency rate effects, revenue was unchanged. Revenue of the Construction business stream rose by 5 percent in local currencies.

Operating income declined by 41 percent, amounting to SEK 610 M (1,043). Currency rate effects contributed positively to operating income in the amount of SEK 24 M. In the Construction business stream, operating income totaled SEK 443 M (325). The operating margin rose to 1.7 (1.4) percent. Swedish and Norwegian operations in particular exhibited good continued earnings. Czech operations reported weak profitability during the first quarter, mainly due to the severe winter. In the International Projects unit, which is being discontinued, a project writedown was recognized in one of the remaining projects adversely affected earnings in Construction.

Residential Development increased its operating income by 4 percent to SEK 142 M (137). The operating margin in the business stream meanwhile declined to 8.7 (9.6) percent. Beginning with the first quarter of 2006, Skanska is engaged in residential development in Denmark, which is now being reported for the first time. Operating income in the Commercial Development business stream totaled SEK 205 M (691). Gains from property divestments amounted to SEK 209 M (480). As completed projects have been divested, the item "operating net" has declined. For ongoing projects that are divested, Skanska applies the percentage of completion principle of accounting. Included in gains from property divestments was SEK 5 M attributable to these projects. The operating income of the Infrastructure Development business stream declined to SEK -52 M (-9) due to project start-up expenses and expenses for a larger organization.

Net interest items amounted to SEK 48 M (27). The positive net interest items were a consequence of the Group having net interest-bearing receivables. Capitalization of interest expenses in ongoing projects totaled SEK 9 M (7). The net change in the market value of financial instruments amounted to SEK -7 M (31). Other financial items totaled SEK 17 M (-2) and included currency rate differences.

Income after financial items amounted to SEK 668 M (1,099). Taxes for the report period amounted to SEK -174 M (-286), equivalent to a tax rate of about 26 (26) percent. This year's comparatively low tax rate is explained, among other things, by a beneficial country mix, viewed from a tax standpoint. Profit for the period amounted to SEK 494 M (813). Earnings per share

Investments and divestments

SEK M	Jan-Mar 2006	Jan-Mar 2005
Investments	-1,447	-1,450
Divestments	1,931	2,711
Net investments[1]	484	1,261

1 Of which strategic investments/divestments 2 -15

In the Construction business stream, investments declined to SEK -311 M (-438). This item was mainly related to investments in property, plant and equipment for Skanska's own construction and manufacturing. Net investments in Construction totaled SEK -95 M (-243). In Residential Development, investments rose to SEK -736 M (-644). Net divestments in this business stream were SEK 368 M (352). In Commercial Development, investments increased to SEK -367 M (-218). Divestments in the form of sale of completed properties and ongoing projects shrank to SEK 606 M (1,514). Net divestments in Commercial Development totaled SEK 239 M (1,296). Investments in Infrastructure Development totaled SEK -31 M (-140) and divestments SEK 10 M (0). During the first quarter, Skanska divested part of its shareholding in Maputo harbor, Mozambique.

The Group's total investments amounted to SEK -1,447 M (-1,450). Divestments totaled SEK 1,931 M (2,711), and net divestments amounted to SEK 484 M (1,261).

Operating cash flow and change in interest-bearing net debt/receivables

SEK M	Jan-Mar 2006	Jan-Mar 2005
Cash flow from business operations and net strategic investments by business stream		
Construction	-31	-1,524
Residential Development	-35	225
Commercial Development	268	2,230
Infrastructure Development	-43	-173
Central och eliminations	-316	-187
Discontinued operations	-	-138
Cash flow before taxes, financial operations and dividends	**-157**	**433**
Taxes paid	-461	-823
Net interest items and other financial items	28	-72
Dividend etc.	1	-2
Cash flow before change in interest-bearing assets and liabilities	**-589**	**-464**
Translation differences, net receivables/net debt	-39	21
IAS 19 reclassification	271	-20
Other reclassification, interest-bearing net receivables/net debt	-35	113
Interest-bearing liabilities acquired/divested	0	-29
Other changes, interest-bearing net receivables/net debt	-51	-24
Change in interest-bearing net receivables/net debt	**-443**	**-403**

Cash flow before taxes, financing activities and dividends declined compared to 2004, amounting to SEK -157 M (433).

In Construction, cash flow in the first quarter is normally negative. During the first quarter of 2006, cash flow amounted to SEK -31 M (-1,524). The weaker cash flow in the year-earlier period was partly related to project loss impairments recognized in the U.K. and the U.S. during the fourth quarter of 2004. In Residential Development, cash flow declined to SEK -35 M (225) as a consequence of changes in working capital when projects started. Commercial Development reported a cash flow amounting to SEK 268 M (2,230). The decline was an effect of lower divestment volume of projects and completed properties. In Infrastructure Development, cash flow from business operations totaled SEK -43 M (-173). The difference was explained by larger investments in the form of equity and subordinated receivables in the project portfolio than during the comparative period.

Taxes paid amounted to SEK -461 M (-823). During the comparative period, among other things Skanska made a supplementary tax payment of SEK 600 M related to the withdrawal of tax allocation reserves. Dividends and adjustments of minority interest amounted to SEK 1 M (-2). The dividend that the Annual Shareholders' Meeting of Skanska approved was paid during the second quarter and will thus be reported in cash flow for the period April-June. Cash flow before changes in interest-bearing receivables and liabilities amounted to SEK -589 M (464).

Financial position

During the report period, the Group's interest-bearing net cash surplus shrank by SEK 443 M, amounting to SEK 10,668 M at the end of March (December 31, 2005: 11,111). Interest-bearing loans plus interest-bearing pensions totaled SEK 5.1 billion (December 31, 2005: 5.9). "Interest-bearing pensions and provisions" amounted to SEK 2.3 billion (December 31, 2005: 2.6).

At the end of the period, capital employed amounted to SEK 21.7 billion (December 31, 2005: 24.5).

The equity of the Group totaled SEK 16.5 billion (December 31, 2005: 18.6). Equity was reduced by SEK 2.7 billion because of the dividend to shareholders for the 2005 financial year, which was approved by the Annual Shareholders' Meeting. The dividend was paid on April 7, 2006 and a corresponding amount was reported during the first quarter as a non-interest-bearing liability. The interest bearing net receivable will thus be reduced by the same amount in the second quarter. The net debt/equity ratio amounted to -0.6 (December 31, 2005: -0.6) and the equity/assets ratio was 24.4 percent (December 31, 2005: 26.1).

Total assets in the consolidated balance sheet fell to SEK 67.8 billion (December 31, 2005: 71.3). Currency rate effects explain SEK 0.3 billion of the decrease.

The carrying amount of current-asset properties was SEK 10.5 billion (December 31, 2005: 10.5), of which Commercial Development current-asset properties accounted for SEK 5.8 billion (December 31, 2005: 5.8). See the table on page 15.

Exchange rates for the most important currencies

	Average exchange rates		Exchange rates on the balance sheet date		
SEK	Jan-Mar 2006	Jan-Mar 2005	Mar 31 2006	Mar 31 2005	Dec 31 2005
U.S. dollar	7.78	6.92	7.77	7.05	7.94
British pound	13.62	13.09	13.50	13.28	13.67
Norwegian crown	1.17	1.10	1.18	1.11	1.17
Euro	9.35	9.08	9.41	9.14	9.39

Personnel

The average number of employees in the Group was 52,700 (52,866).

Accounting principles

This interim report has been prepared in accordance with IAS 34, "Interim financial reporting." Skanska is applying the same accounting principles that were described in the Annual Report for 2005.

Other matters

Employee stock options, 2001-2006

The 2001-2006 employee stock option program ended on March 31, 2006. The program, which covered 24 executive officers, totaled 1,844,000 options at the close, with an exercise price of SEK 128. The options were synthetic and settlement occurred in cash. The exercise market price was SEK 133.9, resulting in a total outcome of about SEK 10.8 M excluding social insurance contributions. The option program did not result in any dilution effect.

The obligations that the stock option program gave rise to when the market price of a Skanska Series B share exceeded the exercise price were hedged with the help of "equity swaps" related to shares in Skanska AB. The difference between the market price and the initial price under the swap agreement is reported as a financial item. The swap agreement has yielded a positive effect totaling about SEK 107 M on income after financial items, of which about SEK 15 M related to 2006.

Financial close for SEK 13.6 billion project in London

A consortium led by Skanska and Innisfree has signed a contract with the London NHS Trust for the financing, design, construction and technical operation of St. Bartholomew's Hospital and the Royal London Hospital. On April 20, 2006, an agreement was signed on the financing of the project. This means that as of today, Skanska will benefit from a positive cash flow effect of about SEK 1.1 billion, among other things equivalent to previously capitalized development expenses. Skanska will also benefit from a positive effect on earnings when it receives compensation for development expenses previously charged to earnings. This is equivalent to about SEK 100 M. Most of the cash flow and effect on earnings will be recognized in Skanska's U.K. construction operations. The signing of the financing agreement also means that the construction assignment, equivalent to about SEK 13.6 billion, can be included in order bookings for the second quarter of 2006.

Property divestments during the second quarter

As of today, (April 27) , Skanska has carried out property divestments worth SEK 750 M during the second quarter, with capital gains amounting to SEK 536 M.

Financial reports about 2006

Skanska has stopped printing and distributing interim reports. Only the Annual Report is printed and distributed. The interim reports as well as the Year-end Report are available for downloading on Skanska's website, www.skanska.com, and can also be ordered from Skanska AB, Investor Relations.

The Group's reports related to 2006 will be published on the following dates:

July 27, 2006	Six Month Report
November 2, 2006	Nine Month Report
February 15, 2007	Year-end Report

Solna, April 27, 2006

STUART E. GRAHAM

President and CEO

The Skanska Group

Summary income statement

TOTAL GROUP

SEK M	Jan-Mar 2006	Jan-Mar 2005	Apr 2005-Mar 2006	Jan-Dec 2005
Revenue	26,803	25,484	125,986	124,667
Cost of sales	-24,536	-22,924	-115,014	-113,402
Gross income	**2,267**	**2,560**	**10,972**	**11,265**
Selling and administrative expenses	-1,668	-1,540	-6,814	-6,686
Income from divestments of discontinued operations	0	0	184	184
Income from joint ventures and associated companies	11	23	225	237
Operating income	**610**	**1,043**	**4,567**	**5,000**
Financial income [1]	109	116	323	330
Financial expenses [1]	-51	-60	-201	-210
Income from associated companies [1]	0	0	0	0
Net financial items	**58**	**56**	**122**	**120**
Income after financial items	**668**	**1,099**	**4,689**	**5,120**
Taxes	-174	-286	-1,118	-1,230
Profit for the period	**494**	**813**	**3,571**	**3,890**
Attributable to:				
Equity holders	494	810	3,563	3,879
Minority interest	0	3	8	11
Key financial figures				
Earnings per share, SEK	1.18	1.94	8.51	9.27
Average number of shares	418,701,017	418,553,072	418,701,017	418,553,072
Number of own shares	4,500,000	0	4,500,000	0
Average number of own shares [2]	838,356	0	838,356	0
Depreciation, non-current assets	-285	-255	-1,103	-1,073
Impairment loss, goodwill	0	0	-108	-108
Return on capital employed, % [2]	21.1	22.7	21.1	23.3
Return on equity, % [2]	21.2	22.4	21.2	22.4
Average number of employees	52,700	52,866	52,700	53,806

1 of which

Interest income	74	81	301	308
Interest expenses	-26	-54	-109	-137
Net interest	48	27	192	171
Change in fair value	-7	31	-19	19
Other net financial items	17	-2	-51	-70
Net financial items	58	56	122	120

2 Rolling 12 months

Continuing operations

SEK M	Jan-Mar 2006	Jan-Mar 2005	Apr 2005-Mar 2006	Jan-Dec 2005
Revenue	26,803	25,264	125,645	124,106
Cost of sales	-24,536	-22,749	-114,739	-112,952
Gross income	**2,267**	**2,515**	**10,906**	**11,154**
Selling and administrative expenses	-1,668	-1,508	-6,753	-6,593
Income from divestments of discontinued operations	0	0	0	0
Income from joint ventures and associated companies	11	23	225	237
Operating income	**610**	**1,030**	**4,378**	**4,798**
Net financial items	58	63	140	145
Income after financial items	**668**	**1,093**	**4,518**	**4,943**
Taxes	-174	-256	-1,158	-1,240
Profit for the period	**494**	**837**	**3,360**	**3,703**
Earnings per share, SEK	1.18	2.00	8.00	8.82

Discontinued operations

SEK M	Jan-Mar 2006	Jan-Mar 2005	Apr 2005-Mar 2006	Jan-Dec 2005
Revenue	-	219	342	561
Cost of sales	-	-174	-276	-450
Gross income	-	**45**	**66**	**111**
Selling and administrative expenses	-	-32	-61	-93
Income from divestments of discontinued operations	-	0	184	184
Income from joint ventures and associated companies	-	0	0	0
Operating income	-	**13**	**189**	**202**
Net financial items	-	-7	-18	-25
Income after financial items	-	**6**	**171**	**177**
Taxes	-	-30	40	10
Profit for the period	-	**-24**	**211**	**187**

SUMMARY CASH FLOW STATEMENT SEK M	Jan-Mar 2006	Jan-Mar 2005	Apr 2005- Mar 2006	Jan-Dec 2005
Cash flow from operating activities	-350	-76	6,433	6,707
Cash flow from investing activities	-505	-410	-418	-323
Cash flow from financing activities	-481	-171	-3,056	-2,746
Cash flow for the period	**-1,336**	**-657**	**2,959**	**3,638**

of which discontinued operations SEK M	Jan-Mar 2006	Jan-Mar 2005	Apr 2005- Mar 2006	Jan-Dec 2005
Cash flow from operating activities	-	-136	-28	-164
Cash flow from investing activities	-	36	407	443
Cash flow from financing activities	-	101	100	201
Cash flow for the period	**-**	**1**	**479**	**480**

CHANGES IN EQUITY SEK M	Jan-Mar 2006	Jan-Mar 2005	Apr 2005- Mar 2006	Jan-Dec 2005
Opening balance (IFRS excl IAS 39)	18,587	16,368	17,397	16,368
Attributable to equity holders				
Change to IAS 39, opening balance 2005	-	-11	0	-11
Dividend	-2,721	0	-4,395	-1,674
Translation differences	14	286	863	1,135
Effects of actuarial gains and losses on pensions, IAS 19	207	-18	-965	-1,190
Equity-settled share-based payments, IFRS 2	3	0	15	12
Effects of IAS 39 hedge accounting	-46	-42	48	52
Change, minority interest	2	1	6	5
Profit for the period attributable to				
Equity holders	494	810	3,563	3,879
Minority	0	3	8	11
Closing balance	**16,540**	**17,397**	**16,540**	**18,587**

At Skanska's Annual Shareholder's Meeting a dividend of SEK 2,720,594,968 was approved for the year 2005, with payment April 7, 2006. The amount was subtracted from equity and reported as a non-interest-bearing liability in the first quarter of 2006.

Group net investments

SEK M	Jan-Mar 2006	Jan-Mar 2005	Apr 2005-Mar 2006	Jan-Dec 2005
OPERATIONS - INVESTMENTS				
Intangible assets	-18	-2	-62	-46
Property, plant and equipment	-289	-301	-1,443	-1,455
Assets in Infrastructure Development operations	-32	-140	-368	-476
Shareholdings	0	-2	-1	-3
Current-asset properties	-1,103	-968	-5,091	-4,956
of which Residential Development	*-737*	*-640*	*-3,278*	*-3,181*
of which Commercial Development	*-367*	*-216*	*-1,286*	*-1,135*
of which other commercial properties	*1*	*-112*	*-527*	*-640*
Investments	**-1,442**	**-1,413**	**-6,965**	**-6,936**
OPERATIONS - DIVESTMENTS				
Intangible assets	5	2	7	4
Property, plant and equipment	64	121	556	613
Assets in Infrastructure Development operations	10	0	45	35
Shareholdings	3	2	2	1
Current-asset properties	1,842	2,564	8,678	9,400
of which Residential Development	*1,128*	*994*	*4,284*	*4,150*
of which Commercial Development	*606*	*1,514*	*3,522*	*4,430*
of which other commercial properties	*108*	*56*	*872*	*820*
Divestments	**1,924**	**2,689**	**9,288**	**10,053**
Net investments in operations	**482**	**1,276**	**2,323**	**3,117**
STRATEGIC INVESTMENTS				
Businesses	-5	-37	-18	-50
Shareholdings	0	0	0	0
Strategic investments	**-5**	**-37**	**-18**	**-50**
STRATEGIC DIVESTMENTS				
Businesses	0	7	530	537
Shareholdings	7	15	33	41
Strategic divestments	**7**	**22**	**563**	**578**
Net strategic investments	**2**	**-15**	**545**	**528**
TOTAL NET INVESTMENTS	**484**	**1,261**	**2,868**	**3,645**
Depreciation, non-current assets	-285	-255	-1,103	-1,073

Consolidated operating cash flow statement

SEK M	Jan-Mar 2006	Jan-Mar 2005	Apr 2005-Mar 2006	Jan-Dec 2005
Cash flow from business operations before change in working capital	611	599	3,325	3,313
Change in working capital	-1,328	-2,155	1,283	456
Net investments in business operations	482	1,276	2,323	3,117
Cash flow adjustment, net investments	76	728	-709	-57
Taxes paid in business operations	-453	-844	-1,084	-1,475
Cash flow from business operations	**-612**	**-396**	**5,138**	**5,354**
Net interest items and other financial items	28	-72	-20	-120
Taxes paid in financing operations	-8	22	6	36
Cash flow from financing operations	**20**	**-50**	**-14**	**-84**
CASH FLOW FROM OPERATIONS	**-592**	**-446**	**5,124**	**5,270**
Net strategic investments	2	-15	545	528
Taxes paid on net strategic investments	0	-1	0	-1
Cash flow from net strategic investments	**2**	**-16**	**545**	**527**
Dividend etc.	1	-2	-1,672	-1,675
CASH FLOW BEFORE CHANGE IN INTEREST-BEARING ASSETS AND LIABILITIES	**-589**	**-464**	**3,997**	**4,122**
Change in interest-bearing assets and liabilities	-747	-193	-1,038	-484
CASH FLOW FOR THE PERIOD	**-1,336**	**-657**	**2,959**	**3,638**
Cash and cash equivalents at the beginning of the period	13,678	8,868	8,311	8,868
Reclassification in cash and cash equivalents	0	-12	763	751
Exchange rate differences in cash and cash equivalents	-69	112	240	421
Cash and cash equivalents at the end of the period	**12,273**	**8,311**	**12,273**	**13,678**
Change in interest-bearing net receivables/net debt	-443	-403	3,842	3,882

Balance sheet

SEK M	Mar 31 2006	Mar 31 2005	Dec 31 2005
ASSETS			
Non-current assets			
Property, plant and equipment	4,976	5,104	5,243
Goodwill	4,148	4,055	4,154
Intangible assets	623	536	644
Investments in joint ventures and associated companies	1,811	883	1,834
Financial non-current assets [1 3]	1,987	1,426	1,236
Deferred tax assets	1,692	1,378	2,263
Total non-current assets	**15,237**	**13,382**	**15,374**
Current assets			
Current-asset properties [2]	10,454	11,174	10,482
Inventories	459	603	501
Financial current assets [3]	1,630	2,734	2,260
Tax assets	484	287	349
Gross amount due from customers for contract work	5,997	5,458	5,610
Trade and other receivables	21,252	20,185	22,985
Cash equivalents	4,232	2,013	3,095
Cash	8,041	6,298	10,583
Assets classified as held for sale	0	844	72
Total current assets	**52,549**	**49,596**	**55,937**
TOTAL ASSETS	**67,786**	**62,978**	**71,311**
of which interest-bearing non-current assets	*1,904*	*1,180*	*1,070*
of which interest-bearing assets held for sale	*0*	*12*	*2*
of which other interest-bearing current assets	*13,875*	*10,900*	*15,903*
Total interest-bearing assets	*15,779*	*12,092*	*16,975*
EQUITY			
Equity attributable to equity holders	16,405	17,276	18,454
Minority interest	135	121	133
Total equity	**16,540**	**17,397**	**18,587**
LIABILITIES			
Non-current liabilities			
Financial non-current liabilities [3]	2,362	3,073	2,424
Pensions	2,134	1,127	2,407
Deferred tax liabilities	2,268	2,413	2,831
Non-current provisions	157	136	143
Total non-current liabilities	**6,921**	**6,749**	**7,805**
Current liabilities			
Financial current liabilities [3]	565	1,273	1,080
Tax liabilities	486	421	595
Current provisions	3,061	2,422	3,200
Gross amount due to customers for contract work	12,743	11,075	11,782
Trade and other payables	27,470	23,320	28,220
Liabilities classified as held for sale	0	321	42
Total current liabilities	**44,325**	**38,832**	**44,919**
TOTAL EQUITY AND LIABILITIES	**67,786**	**62,978**	**71,311**
of which interest-bearing financial liabilities	*2,820*	*4,081*	*3,286*
of which interest-bearing pensions and provisions	*2,291*	*1,171*	*2,570*
of which interest-bearing liabilities held for sale	*0*	*14*	*8*
Total interest-bearing liabilities	*5,111*	*5,266*	*5,864*

Key financial figures

	Mar 31 2006	Mar 31 2005	Dec 31 2005
Capital employed, closing balance	21,651	22,663	24,451
Capital employed, average	23,086	22,904	22,850
Equity/assets ratio, %	24.4	27.6	26.1
Interest-bearing net receivables (+)/net debt (-), SEK m	10,668	6,826	11,111
Debt/equity ratio	-0.6	-0.4	-0.6

	Mar 31 2006	Mar 31 2005	Dec 31 2005
1 of which shares	66	74	59
2 Current-asset properties			
Commercial Development	5,792	6,637	5,804
Other commercial properties	1,170	1,384	1,396
Residential Development	3,492	3,153	3,282
	10,454	11,174	10,482

3 Items regarding non-interest-bearing unrealized changes in derivatives/financial instruments are included with the following amounts:

	Mar 31 2006	Mar 31 2005	Dec 31 2005
Financial non-current assets	17	172	107
Financial current assets	28	145	35
Financial non-current liabilities	3	160	22
Financial current liabilities	104	105	196

Note Contingent liabilities

Contingent liabilities amounted to SEK 8.3 billion on March 31, 2006 (Dec 31, 2005: 9.1). During the quarter

Additional information

Business streams

Construction

SEK M	Jan-Mar 2006	Jan-Mar 2005	Apr 2005-Mar 2006	Jan-Dec 2005
Revenue	25,422	22,768	118,609	115,955
Gross income	**1,814**	**1,547**	**8,555**	**8,288**
Selling and administrative expenses	-1,378	-1,231	-5,584	-5,437
Income from joint ventures and associated companies	7	9	45	47
Operating income	**443**	**325**	**3,016**	**2,898**
Investments	-311	-438	-2,002	-2,129
Divestments	216	195	1,463	1,442
Net investments	**-95**	**-243**	**-539**	**-687**
Cash flow from operations before investments and change in working capital	721	544	4,042	3,865
Change in working capital	-683	-1,875	1,163	-29
Net investments in operations	-97	-226	-521	-650
Cash flow adjustment, net investments	26	50	-48	-24
Operating cash flow from business operations [1]	-33	-1,507	4,636	3,162
Strategic net investments	2	-17	-18	-37
Cash flow	**-31**	**-1,524**	**4,618**	**3,125**
Gross margin, %	7.1	6.8	7.2	7.1
Selling and administrative expenses, %	-5.4	-5.4	-4.7	-4.7
Operating margin %	1.7	1.4	2.5	2.5
Capital employed, SEK bn	3.4	4.9		4.0
Return on capital employed (RoCE), % [2]	62.2	29.1		58.2
Order bookings, SEK bn	27.4	23.4	120.6	116.6
Order backlog, SEK bn	129.5	119.0		128.6
Employees	51,717	51,078		52,533

1 Before taxes, financing operations and dividends
2 Rolling 12 months

Residential Development

SEK M	Jan-Mar 2006	Jan-Mar 2005	Apr 2005-Mar 2006	Jan-Dec 2005
Revenue	1,639	1,429	6,323	6,113
Gross income	**232**	**221**	**939**	**928**
Selling and administrative expenses	-99	-84	-349	-334
Income from joint ventures and associated companies	9	0	26	17
Operating income	**142**	**137**	**616**	**611**
Investments	-736	-644	-3,287	-3,195
Divestments	1,104	996	4,259	4,151
Net investments	**368**	**352**	**972**	**956**
Cash flow from operations before investments and change in working capital	-27	-50	-159	-182
Change in working capital	-430	12	-154	288
Net investments in operations	368	352	973	957
Cash flow adjustment, net investments	54	-89	170	27
Operating cash flow from business operations [1]	-35	225	830	1,090
Strategic net investments	0	0	-2	-2
Cash flow	**-35**	**225**	**828**	**1,088**
Operating margin, %	8.7	9.6	9.7	10.0
Capital employed, SEK bn	3.0	2.8		2.5
Return on capital employed (RoCE), % [2]	24.3	19.4		23.8
Employees	537	621		582

1 Before taxes, financing operations and dividends
2 Rolling 12 months

Commercial Development

SEK M	Jan-Mar 2006	Jan-Mar 2005	Apr 2005-Mar 2006	Jan-Dec 2005
Revenue	702	1,851	3,926	5,075
Gross income	**260**	**744**	**1,479**	**1,963**
Selling and administrative expenses	-55	-54	-229	-228
Income from joint ventures and associated companies	0	1	4	5
Operating income	**205**	**691**	**1,254**	**1,740**
of which gain from divestments of properties [1]	209	476	1,284	1,551
of which operating net, completed properties [2]	43	251	142	350
of which write-downs/reversal of write-downs	0	0	0	0
Investments	-367	-218	-1,287	-1,138
Divestments	606	1,514	3,522	4,430
Net investments	**239**	**1,296**	**2,235**	**3,292**
Cash flow from operations before investments and change in working capital	-8	214	-50	172
Change in working capital	42	-48	279	189
Net investments in operations	239	1,297	2,234	3,292
Cash flow adjustment, net investments	-5	767	-832	-60
Operating cash flow from business operations [3]	268	2,230	1,631	3,593
Strategic investments	0	0	0	0
Cash flow	**268**	**2,230**	**1,631**	**3,593**
Capital employed, SEK bn	5.7	7.6		6.0
Return on capital employed (RoCE), % [4]	19.4	24.8		25.1
Employees	129	124		125
1 Additional gain included in eliminations was	0	4	71	75

2 After selling and administrative expenses

3 Before taxes, financing operations and dividends

4 Rolling 12 months

Infrastructure Development

SEK M	Jan-Mar 2006	Jan-Mar 2005	Apr 2005-Mar 2006	Jan-Dec 2005
Revenue	24	6	71	53
Gross income	**-8**	**-2**	**-53**	**-47**
Selling and administrative expenses	-35	-19	-139	-123
Income from joint ventures and associated companies	-9	12	140	161
Operating income	**-52**	**-9**	**-52**	**-9**
of which gains from divestments of projects	2	0	2	0
	0			
Investments	-31	-140	-367	-476
Divestments	10	0	45	35
Net investments	**-21**	**-140**	**-322**	**-441**
Cash flow from operations before investments and change in working capital	-28	-22	-136	-130
Change in working capital	6	-11	-53	-70
Net investments in operations	-21	-140	-322	-441
Cash flow adjustment, net investments	0	0	0	0
Operating cash flow from business operations [1]	-43	-173	-511	-641
Strategic investments	0	0	0	0
Cash flow	**-43**	**-173**	**-511**	**-641**
Capital employed, SEK bn	2.5	1.7		2.5
Return on capital employed (RoCE), % [2]	-1.9	2.8		-0.1
Employees	100	45		66

1 Before taxes, financing operations and dividends

2 Rolling 12 months

At the end of the report period, the carrying amount of shares, participations, subordinated receivables and concessions in Infrastructure Development operations totaled about SEK 2.4 billion (1.5). Remaining investment obligations related to ongoing Infrastructure Development projects nominally amounted to about SEK 0.5 billion. In addition to this, at the close of the first quarter of 2006 Skanska was negotiating the financial close of three more PPP projects. If financial close is completed, these projects will add investment obligations of about SEK 0.7 billion. At the end of 2005, an appraisal of the project portfolio was carried out. External specialists scrutinized the appraisal of projects equivalent to 75 percent of the value

Construction, by business/reporting unit

SEK M	Revenue Jan-Mar 2006	Jan-Mar 2005	Apr 2005-Mar 2006	Jan-Dec 2005
Sweden	5,349	4,287	23,203	22,141
Norway	2,687	2,441	10,748	10,502
Denmark	850	929	4,306	4,385
Finland	1,561	1,467	8,460	8,366
Poland	722	599	5,205	5,082
Czech Republic	1,561	1,591	10,273	10,303
UK	2,661	2,148	11,274	10,761
USA Building	7,047	6,491	30,500	29,944
USA Civil	1,955	1,807	9,563	9,415
Latin America	940	718	3,801	3,579
International [1]	89	290	1,276	1,477
Total	**25,422**	**22,768**	**118,609**	**115,955**

1 International includes operations in Russia, International Projects and UK International.

SEK M	Operating income Jan-Mar 2006	Jan-Mar 2005	Apr 2005-Mar 2006	Jan-Dec 2005	Operating margin, % Jan-Mar 2006	Jan-Mar 2005	Apr 2005-Mar 2006	Jan-Dec 2005
Sweden	172	80	979	887	3.2	1.9	4.2	4.0
Norway	88	53	460	425	3.3	2.2	4.3	4.0
Denmark	9	17	42	50	1.1	1.8	1.0	1.1
Finland	8	10	220	222	0.5	0.7	2.6	2.7
Poland	-2	2	142	146	-0.3	0.3	2.7	2.9
Czech Republic	0	48	418	466	0.0	3.0	4.1	4.5
UK	74	79	365	370	2.8	3.7	3.2	3.4
USA Building	51	48	242	239	0.7	0.7	0.8	0.8
USA Civil	35	13	-77	-99	1.8	0.7	-0.8	-1.1
Latin America	47	21	180	154	5.0	2.9	4.7	4.3
International [1]	-39	-46	45	38	-43.8	-15.9	3.5	2.6
Total	**443**	**325**	**3,016**	**2,898**	**1.7**	**1.4**	**2.5**	**2.5**

SEK M	Order backlog Mar 31 2006	Mar 31 2005	Dec 31 2004	Order bookings Jan-Mar 2006	Jan-Mar 2005	Apr 2005-Mar 2006	Jan-Dec 2005
Sweden	17,516	16,209	16,004	6,736	4,988	23,835	22,087
Norway	9,144	6,608	8,631	3,137	1,715	12,775	11,353
Denmark	2,623	2,420	2,172	1,294	989	4,207	3,902
Finland	6,440	5,050	5,879	2,098	1,576	9,604	9,082
Poland	7,709	4,402	7,143	1,397	1,097	7,925	7,625
Czech Republic	14,532	12,818	12,493	3,385	919	11,033	8,567
UK	16,541	16,516	17,412	2,001	4,700	11,116	13,815
USA Building	33,900	37,760	36,663	5,045	5,276	22,927	23,158
USA Civil	17,409	12,902	18,381	1,365	1,791	12,753	13,179
Latin America	3,157	2,760	3,138	973	413	3,640	3,080
International	563	1,511	656	11	-43	759	705
Total	**129,534**	**118,956**	**128,572**	**27,442**	**23,421**	**120,574**	**116,553**

Residential Development, by business/reporting unit

SEK M	Revenue Jan-Mar 2006	Revenue Jan-Mar 2005	Revenue Apr 2005-Mar 2006	Revenue Jan-Dec 2005	Operating income[1] Jan-Mar 2006	Operating income[1] Jan-Mar 2005	Operating income[1] Apr 2005-Mar 2006	Operating income[1] Jan-Dec 2005
Sweden	613	495	2,512	2,394	48	31	213	196
Norway	366	384	1,325	1,343	30	35	127	132
Denmark	59	-	59	-	5	-	5	-
Finland	451	386	1,681	1,616	53	39	209	195
Poland	-	21	93	114	-	-1	17	16
Czech Republic	72	97	391	416	12	33	65	86
International	78	46	262	230	-6	0	-20	-14
Total	**1,639**	**1,429**	**6,323**	**6,113**	**142**	**137**	**616**	**611**

SEK M	Operating margin, %[1] Jan-Mar 2006	Operating margin, %[1] Jan-Mar 2005	Operating margin, %[1] Apr 2005-Mar 2006	Operating margin, %[1] Jan-Dec 2005	Return on capital employed[2] Apr 2005-Mar 2006	Return on capital employed[2] Apr 2004-Mar 2005	Return on capital employed[2] Jan-Dec 2005
Sweden	7.8	6.3	8.5	8.2	>100	25.3	107.8
Norway	8.2	9.1	9.6	9.8	11.3	10.3	12.0
Denmark	8.5	-	8.5	-	4.8	-	-
Finland	11.8	10.1	12.4	12.1	26.9	27.0	27.5
Poland	-	-4.8	18.3	14.0	-	5.2	21.5
Czech Republic	16.7	34.0	16.6	20.7	23.0	46.8	31.8
International	-7.7	0.0	-7.6	-6.1	-14.2	3.9	-15.7
Total	**8.7**	**9.6**	**9.7**	**10.0**	**24.3**	**19.4**	**23.8**

1 Development profit only. Construction margin reported under Construction.

2 Rolling 12 months

At the end of the report period, there were 6,247 (5,874) residential units under construction. Of these, 81 (73) percent were sold. The number of completed unsold residential units totaled 102 (187). During the first quarter, construction started on 1,151 (1,024) units. In the Nordic countries, the number of residential units started was 854 (950), while in the Czech Republic they totaled 297 (74). The number of residential units sold during the period was 1,254 (1,336). In the Nordic countries, the number of units sold totaled 976 (1,148), while sales of residential units in other markets rose to 278 (188).

The carrying amount of current-asset properties in Residential Development totaled SEK 3.5 billion (December 31, 2005: 3.3). A breakdown of the carrying amount can be seen in the table below. The carrying amount of undeveloped land and development properties was SEK 2.6 billion. This is equivalent to building rights for about 14,900 residential units. There were also about 3,400 building rights in associated companies.

Breakdown of carrying amount, current-asset properties, March 31, 2006

SEK M	Residential Development	Commercial Development	Other commercial properties	Total
Completed projects	230	3,150	27	3,407
Ongoing projects	616	740	19	1,375
Land bank	2,646	1,902	1,124	5,672
Total	**3,492**	**5,792**	**1,170**	**10,454**

Commercial Development

SEK M	Carrying amount, end of period	Carrying amount upon completion	Market value Dec 31, 2005	Occupancy rate, %
Completed properties	3,150	3,150	4,543	74
Ongoing projects	740	2,228	2,815	43
Subtotal	**3,890**	**5,378**	**7,358**	
Land bank	1,902	1,902		
TOTAL	**5,792**	**7,280**		

Commercial Development has nine projects underway, eight of them in Sweden. Ongoing projects represent leasable space of about 136,000 sq. m (1,464,000 sq. ft.) and are 43 percent pre-leased, measured in rent. At the end of the period, the carrying amount of ongoing projects was SEK 0.7 billion (December 31, 2005: 0.4). Their carrying amount upon completion is expected to total SEK 2.2 billion, with an estimated market value of SEK 2.8 billion. The degree of completion in ongoing projects is about 33 percent.

The carrying amount of Skanska's portfolio of completed properties amounted to SEK 3.1 billion (December 31, 2005: 3.4), with an estimated market value, based on an appraisal dated December 2005, of about SEK 4.5 billion (December 231, 2005: 4.8). The occupancy rate, measured in rent, amounted to 74 percent.

File Number 82-34932

SKANSKA

Press Release

April 28, 2006

Skanska secures construction contract in London for SEK 1 billion

Skanska has been contracted to construct a key commercial development at PaddingtonCentral in London for GBP 75 M, about SEK 1,020 M. The contract amount is included in order bookings for the second quarter.

The customer is Development Securities PLC and the project is being funded by Morley Fund Management and DIFA Deutsche Immobilien Fonds AG.

The project involves the construction of a twelve-story building comprising 32,500 square meters (gross external area). The main section is the ten upper floors of office space, designed around two central atriums to incorporate a core feature of six scenic passenger elevators.

Work begins immediately and is scheduled for completion in January 2008.

To undertake the project, Skanska UK has assembled an integrated team incorporating its building, steel decking, mechanical and electrical, ground engineering and ceiling expertise.

"By combining key disciplines available to us from within Skanska UK, we have been able to offer the customer a unique solution," says David Fison, Chief Executive of Skanska UK.

In recent years, Skanska has completed some of central London's most spectacular commercial projects. Such as Palestra, Moor House and Swiss Re's iconic 180-meter London office.

Skanska UK reported revenues of SEK 10.7 billion in 2005, with 3,400 employees. The company is active in building construction and civil engineering as well as utilities and building services. Skanska is a leader in the UK program for public-private partnerships, PFI (Private Finance Initiative).

For further information please contact:

Tanya Barnes, Head of Communications, Skanska UK,
tel +44 1923 423 905
Peter Gimbe, Senior Vice President Communications, Skanska AB,
tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2005 totaled USD 17 billion.

SKANSKA

Press Release


SEC MAIL PROCESSING
RECEIVED
MAY 10 2006
WASH. D.C.
160
SECTION

April 27, 2006

Skanska secures financial close for UK's biggest hospital scheme Barts and The London - Skanska invests GBP 48 M, around SEK 650 M, construction contract valued at GBP 1 billion, SEK 13.6 billion

Skanska, in consortium with Innisfree and Equion (part of John Laing plc), has reached financial close for the financing, design, construction and operation of Barts and The London Hospitals under the UK Government's program for Public Private Partnerships (PPP), Private Finance Initiative (PFI). For Skanska, this means:

- receiving a construction contract amounting to around GBP 1 billion, about SEK 13.6 billion, which is to be included in order bookings for the second quarter 2006.
- receiving a Hard FM contract valued at around GBP 7.5 M, about SEK 102 M, per year during the 42-year concession period. GBP 18 M, SEK 244 M will be included in order bookings for the second quarter.
- committing to an investment of GBP 48 M, approximately SEK 650 M, (including GBP 8 M in mezzanine finance) corresponding to a 37.5 percent interest in the project company.

The signed financial close yields a net cash flow for the Skanska Group of about SEK 1.1 billion, which will flow in the second quarter. This relates largely to development costs incurred to date. An earnings effect of approximately SEK 100 M arises on the portion of development costs that were previously expensed rather than capitalized. The main portion of the cash flow and the earnings effect is reported in the UK construction operations.

The Barts and The London NHS Trust will continue to make all decisions on clinical management and development, with patient care provided free at the point of delivery just as it is now.

More information and images are available at:
http://www.skanska.com/bartsandthelondon

For further information please contact:

Alan Gillman, Executive Vice President, Skanska Infrastructure Development, tel +44 20 7842 0788
Tanya Barnes, Head of Communications, Skanska UK, tel +44 1923 423 905
Peter Gimbe, Senior Vice President Communications, Skanska AB, tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2005 totaled USD 17 billion.